

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 10, 2014

<u>Via E-Mail</u>
Mr. Joaquin Fernandez
Chief Financial Officer
Tecnoglass Inc.
Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Colombia, South America

> **Re: Tecnoglass Inc.**
> **Registration Statement on Form S-3**
> **Filed February 11, 2014**
> **File No. 333-193882**

Dear Mr. Fernandez:

    We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with a detailed legal analysis of your eligibility to register the primary offering of the ordinary shares underlying the warrants described in footnote 4 on Form S-3 and the ability for this registration statement to serve as a post-effective amendment to your Form S-1 (333-178061). In this regard, it does not appear that you meet the public float requirements of General Instruction I.B.1 to Form S-3, and you are not eligible to rely on General Instruction I.B.6 to Form S-3 because you were a shell company before your merger transaction on December 20, 2013. To the extent that you are not eligible to use Form S-3, please file a pre-effective amendment to this registration statement on a form which you are

eligible to use for a primary offering and provide primary offering information throughout the pre-effective amendment. Alternatively, remove from this registration statement all primary offering securities.

2. With respect to the resale of shares previously issued by the shell company or issued in connection with your initial business combination, it appears that you may not be eligible to rely on General Instruction I.B.3 to Form S-3 as securityholders who receive securities from a shell company or certain securityholders who receive securities in a transaction specified in Rule 145 are considered underwriters in connection with any resale of those securities. Additionally, because it appears that you are ineligible to use Form S-3 for a primary offering and you may not conduct an at the market offering under Rule 415(a)(1)(x) of Regulation C under the Securities Act, you must conduct the offering for resale of these securities at a fixed price for the duration of the offering. As appropriate, please amend the registration statement on a form for which you are eligible to conduct the offering, and revise your disclosure throughout the registration statement to address these requirements, including identifying the selling securityholders as underwriters in the registration statement. For guidance you may wish to refer to Securities Act Release No. 33-8869 and Question 137.01 of the Compliance and Disclosure Interpretations for Securities Act Rules.

3. We note that you are registering for resale earnout shares issuable to Energy Holding Corp. upon the achievement of specified targets. Please advise us as to your ability to register the resale of such shares even though such shares were not outstanding as of the date the registration statement was filed. See Question 139.06 of the Compliance and Disclosure Interpretations for Securities Act Sections.

4. We note that pursuant to Rule 429 this is a combined prospectus relating to Form S-1 (333-178061). Please identify the amount of unsold securities from the Form S-1 that you are including in this registration statement, and identify the filing fee paid in connection with such unsold securities. Refer to Securities Act Rule 415(a)(6) and Question 212.24 of the Compliance and Disclosure Interpretations for Securities Act Rules.

Calculation of Registration Fee

5. The number of securities shown as being registered is inconsistent with disclosure throughout the registration statement regarding the number of securities being offered. For example, it appears from the fee table that you are registering a total of 36,766,523 ordinary shares for resale, but this is inconsistent with the disclosure on the prospectus cover page. In addition, it is unclear why the prospectus cover page states that 1,000,000 ordinary shares are being registered in the primary offering. Please ensure that the number of shares being registered is consistent throughout, including on the outside front cover page, "The Offering" on page

five, and "Selling Securityholders" on page 18. Please also advise why you have excluded certain shares from the total number being offered by selling securityholders, as disclosed on page five. As appropriate, please revise throughout the registration statement.

Background of this Prospectus, page 2

6. For greater clarity, specify in the last paragraph of each subsection under this heading the number of securities being registered on this registration statement.

Selling Securityholders, page 18

7. Describe briefly how each selling securityholder acquired the securities being offered for resale.

8. For any selling securityholder that is a legal entity, identify the natural person or persons who exercise voting or investment control or both for the securities owned by the selling securityholder. Refer to Question 140.02 of the Compliance and Disclosure Interpretations for Regulation S-K.

9. Please disclose any position, office, or other material relationship that any selling securityholder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

10. Identify by footnote or otherwise any selling securityholder that is a broker-dealer or an affiliate of a broker-dealer. We also note the disclosure in the last paragraph on page 21. Please confirm whether this disclosure applies to the shares being registered for resale by EarlyBirdCapital, Inc.

Undertakings, page II-1

11. Include the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibits

12. Include as exhibits all material agreements relating to the securities being registered under this registration statement, including any escrow agreements, registration rights agreements, warrant agreements, and subscription agreements.

Exhibits 5.1 and 5.2

13. The statement at the end of the first paragraph in each opinion that the registration statement covers 5,000,000 ordinary shares underlying the insider warrants and working capital warrants to the extent those warrants are transferred before exercise is inconsistent with the information in the calculation of registration fee table that 5,500,000 ordinary shares underlying the insider warrants and working capital warrants are being registered. Please reconcile the opinions and the calculation of registration fee table. Please also update the legal opinions to the extent that the number of shares being registered is revised based on our related comments above.

Exhibit 5.2

14. We note that the opinion provided in paragraph 3.2 assumes that the shares have not yet been issued by the company. Please have counsel revise the opinion to reflect that the shares being offered for resale are already issued and outstanding.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at 202-551-3728 or Erin K. Jaskot, Staff Attorney, at (202) 551-3442.

Very truly yours,

/s/ Erin K. Jaskot, *for*

Pamela A. Long
Assistant Director

cc: Via E-Mail
        David Alan Miller, Esq.
        Jeffrey M. Gallant, Esq.
        Graubard Miller
        405 Lexington Avenue
        New York, NY 10174